Exhibit 2.2

EARNOUT AGREEMENT

This Earnout Agreement (“Agreement”) is made and entered into as of June 10, 2005 by and among MICRONETICS, INC., a Delaware corporation (“Micronetics”); STEALTH MICROWAVE, INC., a New Jersey corporation (“Stealth”); the undersigned former stockholders of Stealth (collectively, the “Sellers”); and Stephen N. Barthelmes Sr., Stephen N. Barthelmes Jr., and Brian E. Eggleston as the representatives of the Sellers (the “Sellers’ Committee”).

Recitals

A. Micronetics and the Sellers have entered into a Stock Purchase Agreement dated as of June 10, 2005 (the “Stock Purchase Agreement”) setting forth certain terms and conditions pursuant to which Micronetics has acquired all of the issued and outstanding shares of the capital stock of Stealth (the “Shares”) from the Sellers.

B. Pursuant to Section 1.2(b) of the Stock Purchase Agreement, Micronetics and the Sellers agreed that the Sellers shall be entitled to earn additional contingent Purchase Price consideration in respect of the Shares which shall be payable to the Sellers upon and subject to the terms and conditions of this Agreement.

C. To induce the Sellers to sell the Shares to Micronetics and to induce the Principal Stockholders to agree to the provisions of Section 4 hereof, which the parties hereto acknowledge confers substantial benefits to Stealth, Stealth has agreed to be jointly and severally obligated hereunder for the payment of the Performance Earnouts (hereinafter defined).

D. Unless otherwise indicated herein, all terms used herein without definition shall have the same meanings as set forth in the Stock Purchase Agreement.

NOW THEREFORE, for and in consideration of the foregoing and the covenants and provisions contained herein, and intending to be legally bound hereby, Micronetics, Stealth, the Sellers and the Sellers’ Committee (collectively, the “Parties”), agree as follows:

1. Performance Earnouts.

1.1 With respect to the period commencing April 1, 2005 and ending March 31, 2006 (the “First Earnout Period”) and with respect to the period commencing April 1, 2006 and ending March 31, 2007 (the “Second Earnout Period”), Micronetics and Stealth shall be jointly and severally obligated to pay to the Sellers deferred payments of up to $1,800,000 for the First Earnout Period and up to $1,500,000 for the Second Earnout Period, together with all interest payable thereon as hereinafter provided (respectively, the “Performance Earnouts”), in cash, by wire transfer of immediately available funds to the Sellers’ Committee in accordance with their wire transfer instructions, subject to and in accordance with the provisions of this Agreement.

1.2 All amounts of the Performance Earnouts payable to the Sellers pursuant to the provisions hereof shall be allocated among the Sellers, and upon receipt by the Sellers’ Committee shall be distributed by the Sellers’ Committee to the Sellers, pro rata based upon the number of Shares being sold to the Buyer by each Seller as set forth on Exhibit 1.1 to the Stock Purchase Agreement.

1.3 (a) The Performance Earnouts will be comprised of two payments which shall be made to the Sellers Committee, for the ratable benefit of the Sellers, (i) within fifteen (15) days after the date on which the Earnout Statement for the First Earnout Period shall be deemed to be final in accordance with the provisions of Section 2.5 hereof, and (ii) within fifteen (15) days after the date on which the Earnout Statement for the Second Earnout Period shall be deemed final in accordance with the provisions of Section 2(e) hereof; provided, however, that the maximum amount of the Performance Earnouts ($3,300,000 plus applicable interest) shall be due and payable within fifteen (15) days following the occurrence of any Acceleration Event that precedes the last day of the First Earnout Period, and the maximum amount of the Performance Earnout for the Second Earnout Period ($1,500,000 plus applicable interest), shall be due and payable within fifteen (15) days following the occurrence of any Acceleration Event that precedes the last day of the Second Earnout Period (without prejudice to the Sellers’ rights to receive the Performance Earnout due for the First Earnout Period in accordance with the provisions of this Agreement). The First Earnout Period and the Second Earnout Period are hereinafter referred to individually as an “Earnout Period”.

(b) Subject to the provisions of Section 1.3(a) hereof, the Performance Earnout for the First Earnout Period shall only be payable to the Sellers if the Actual Pre-Tax Income (hereinafter defined) for the First Earnout Period equals or exceeds $1,365,000 (65% of the $2,100,000 “Target” for the First Earnout Period) and the Performance Earnout for the Second Earnout Period shall only be payable to the Sellers if the Actual Pre-Tax Income for the Second Earnout Period equals or exceeds $1,527,500 (65% of the $2,350,000 “Target” for the Second Earnout Period). Subject to the foregoing, the Sellers shall be entitled to receive Performance Earnouts equal to the applicable Earnout Amount (as set forth in the Earnout Table) for the First Earnout Period and the applicable Earnout Amount (as set forth in the Earnout Table) for the Second Earnout Period, respectively, that corresponds to the amount of Actual Pre-Tax Income set forth in the Earnout Table attached hereto as EXHIBIT A (the “Earnout Table”) that is achieved for such Earnout Period. For the purpose of determining the applicable Earnout Amount, Actual Pre-Tax Income shall be rounded down to next 5% increment if Actual Pre-Tax Income either exceeds 100% of the Target for such Earnout Period or is a lower Percentage of Target that falls between any two of the Percentages of Target set forth on the Earnout Table.

(c) If any Performance Earnout amount or any portion thereof is not paid when due (whether when originally scheduled to be due or upon acceleration in accordance with the provisions of Section 3 hereof), interest thereon shall accrue at the rate of fifteen percent (15%) per annum from the due date to the date of payment. Payment of such interest shall be made together with the payment of the corresponding Performance Earnout amount (or any such portion thereof).

(d) “Actual Pre-Tax Income” means the net income of Stealth before interest and federal and state income taxes, excluding, however, the following items:

(i) the gain or loss from any sale, exchange or other disposition of assets other than in the ordinary course of business consistent with past practice;

(ii) any gain, loss or expense incurred outside of the ordinary course of business;

(iii) any additional depreciation, amortization or other expense resulting from the write-up of any asset and any amortization of goodwill or other intangibles relating to the acquisition of the Shares by Buyer;

(iv) any expenses directly or indirectly incurred in connection with the financing of the acquisition of the Shares or any refinancing of such indebtedness or any other financing not existing prior to the Closing;

(v) any loss or expense resulting from a change in Stealth’s accounting methods, principles or practices or a change in GAAP;

(vi) any intercompany charges between the Stealth and the Buyer that have not been approved in writing by the Sellers’ Committee;

(vii) all costs associated with personnel required by Buyer to be employed by Stealth without the prior written consent of the Sellers’ Committee;

(viii) any expenses directly or indirectly incurred in connection with the acquisition of the Shares by Buyer; and

(ix) any reserves or adjustments to reserves that are not consistent with past practices of Stealth prior to the Closing.

(e) The termination of the employment of any employee or employees of Stealth shall not have any adverse effect whatsoever with respect to the Sellers’ rights under this Agreement, regardless of the time of any such termination(s) or the cause or reason (or absence of any cause or reason) for such termination(s).

2. Earnout Statement.

2.1 Unless an Acceleration Event (as defined in Section 3 hereof) shall have occurred, as promptly as practicable after the end of each Earnout Period, the Sellers’ Committee will cause an income statement of Stealth for such Earnout Period and a statement setting forth the Sellers’ Committee’s calculation of the Actual Pre-Tax Income of Stealth for such Earnout Period (collectively, as may be revised by the Sellers’ Committee’s accountants, the “Preliminary Earnout Statement”) to be prepared, and will cause its accountants to review (and revise if necessary) the Preliminary Earnout Statement and to prepare a report based on such Preliminary Earnout Statement and the provisions of this Agreement pertaining to the determination of Actual Pre-Tax Income, as so reviewed (and revised in necessary), setting forth its calculation of the Actual Pre-Tax Income of Stealth for such Earnout Period. As promptly as practicable, but no later than sixty (60) days after the end of such Earnout Period, the Sellers’ Committee will cause the Preliminary Earnout Statement together with the report of Stealth’s accountants as to the Actual Pre-Tax Income for such Earnout Period to be delivered to the Buyer. The income statement to be prepared as part of each Preliminary Earnout Statement (each “Preliminary Income Statement”) shall (x) fairly present in all material respects the pre-tax income of Stealth for such Earnout Period in accordance with generally accepted accounting principles (“GAAP”) applied on a basis consistent with those used in the preparation of the income statement of Stealth for the one-year period ended December 31, 2004 as prepared by Micronetics’ auditors and previously delivered to the Sellers’ Committee (the “December 31, 2004 Income Statement”), (y) include line items substantially consistent with those in the December 31, 2004 Income Statement, and (z) be prepared in accordance with accounting practices consistent with those used in the preparation of the December 31, 2004 Income Statement; provided, however, that the Preliminary Income Statement shall exclude the effect of any application of so-called “push down” and purchase accounting to the transactions contemplated by the Stock Purchase Agreement. Whenever used in this Agreement, the term accounting practices includes accounting methods and policies. The cost of the preparation of each Preliminary Earnout Statement shall be borne equally by the Sellers.

2.2 The parties hereto agree that they will cooperate and assist in the preparation of the Preliminary Income Statement for each Earnout Period and the calculation of Actual Pre-Tax Income for each Earnout Period and in the conduct of the review referred to in this Section 2, including without limitation the making available to the extent necessary of books, records, work papers and personnel.

2.3 Buyer may dispute any amounts relating to Actual Pre-Tax Income reflected on (including any amounts omitted from) a Preliminary Earnout Statement; provided, however, that Buyer shall have notified the Sellers’ Committee in writing (the “Dispute Notice”) of the disputed items not later than the later to occur of (a) the expiration of 30 calendar days of the delivery to Buyer of the Preliminary Earnout Statement, and (b) the expiration of 100 days after March 31, 2006 or March 31, 2007, as the case may be. Each Dispute Notice shall have set forth, in such written notice, (i) the amount in dispute for each such item and (ii) the basis, in reasonable detail, for each such dispute. Whenever used in this Agreement, the term “accounting practices” includes accounting methods and policies.

2.4 Buyer’s accountants and the Sellers’ Committee’s accountants shall attempt to reconcile any items timely raised in the Dispute Notice. Any written resolution by such accountants of any such disputed amounts shall be final, binding and conclusive on the parties. If any such written resolution by such accountants does not resolve all such disputed items raised by Buyer in the Dispute Notice permitted to be raised by Section 2.3 within 10 calendar days after receipt by the Sellers’ Committee of Buyer’s Dispute Notice, the items timely raised in the Dispute Notice by Buyer permitted to be raised by Section 2.3 that remain in dispute (the “Remaining Disputed Items”) shall be submitted for resolution to an Independent Accounting Firm. “Independent Accounting Firm” means an accounting firm mutually appointed by the Sellers’ Committee and Buyer, preferably one of national reputation. Prior to its engagement, the Independent Accounting Firm shall agree to (i) resolve any Remaining Disputed Items and no others; and (ii) state in its written report referred to below that, in its good faith judgment, it has resolved all Remaining Disputed Items in accordance with the provisions of this Section 2. The written report of the Independent Accounting Firm shall be final, binding and conclusive on Buyer and Sellers. The Independent Accounting Firm shall have the privileges and immunities of arbitrators and shall act in the capacity as arbitrators in connection with the undertakings described above in this Section 2.4. The fees and disbursements of the Independent Account Firm shall be allocated between Buyer and the Sellers in the proportion that the amounts submitted to the Independent Account Firm that are unsuccessfully disputed (as finally determined by the Independent Account Firm) by each such party bears to the total disputed items so submitted.

2.5 Each of the respective Preliminary Earnout Statements, subject to any modifications thereto made pursuant to Section 2.4 in the event a Dispute Notice is delivered to the Sellers’ Committee within that 30-day period set forth in Section 2.4, is referred to herein as an “Earnout Statement.” An Earnout Statement shall be deemed final for the purposes of this Section 2 upon the earliest of (i) the failure of Buyer to notify the Sellers’ Committee of a dispute permitted to be raised by Section 2.3 within 30 calendar days of delivery of the applicable Preliminary Earnout Statement to Buyer, (ii) the delivery to the Sellers’ Committee and Buyer of the written resolution by the Sellers’ Committee’s accountants and Buyer’s accountants of all disputes permitted to be raised in accordance with Section 2.3 by Buyer or the written resolution thereof by Buyer and the Sellers’ Committee and (iii) the delivery to the Sellers’ Committee and Buyer of the written resolution by the Independent Accounting Firm of all Remaining Disputed Items.

2.6 Notwithstanding anything in this Agreement to the contrary, if a Dispute Notice has been delivered with respect to any payment to be made under this Section 2 and the dispute has not been resolved within 30 calendar days after receipt by the Sellers Committee of Buyer’s Dispute Notice, the amount not in dispute shall be paid to the Sellers’ Committee within 5 calendar days thereafter.

3. Acceleration.

3.1 Each of the following shall constitute an “Acceleration Event”

(i) failure by Buyer or Stealth to pay any amount when due under this Agreement;

(ii) default in the payment when due (subject to any applicable grace period) of any indebtedness of Buyer or any of its Other Affiliates for borrowed money with respect to which the outstanding principal balance is in excess of $1,000,000, if the maturity of such indebtedness or any portion thereof is accelerated upon default;

(iii) Buyer or any of its Other Affiliates applies for, consents to, or acquiesces in the appointment of a trustee, receiver or other custodian for Buyer or any of its Affiliates, or a substantial part of the property of Buyer or any of its Other Affiliates, or makes a general assignment for the benefit of creditors; or in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for Buyer or any of its Other Affiliates, or for a substantial part of the property of Buyer or any of it Other Affiliates and is not discharged or dismissed within 30 days;

(iv) any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is instituted by or against Buyer or any of it Other Affiliates, and if instituted against Buyer or any of its Other Affiliates, is not dismissed within 30 days;

(v) termination by Buyer of the employment of any of the Principal Stockholders under any of the Employment Agreements other than for “Cause”, or termination thereof by any of the Principal Stockholders for “Good Reason”, as such terms are defined in such agreements;

(vi) a Change of Control of Buyer or a Change of Control of Stealth (as each such term is defined below); or

(vii) any dividend or other distribution of money or other property, other than any Permitted Cash Distributions, is made by Stealth to or for the benefit of Buyer or any of its Other Affiliates (including, without limitation, for the payment of indebtedness for money borrowed by Buyer and/or any of its Other Affiliates); any product line of Stealth is changed, added or eliminated; any employees of Stealth are required by Buyer to be discharged, relocated or compensated at a reduced level; the business of Stealth is at any time operated other than at its present location as a subsidiary of Buyer and as a business unit that is separate from any other business unit of Buyer and/or its Other Affiliates; or any assets of Stealth (which shall not be deemed to include any Permitted Cash Distributions made in accordance with the terms hereof) are commingled with the assets of Buyer and/or its Other Affiliates; except¸ in any of the cases described above in this clause (vii), if and to the extent approved in advance in writing by the Sellers’ Committee. As used in this Section 3.1(vii), “Permitted Cash Distributions” means (x) during the period commencing on the Closing Date and ending on the date on which the Performance Earnout in respect of the First Earnout Period has in fact been paid in full (the “First Distribution Period”), any amount of cash that may be distributed in accordance with applicable law and would not result in the amount of Stealth’s cash reserves to fall below the sum of $1,800,000; and (y) during the period commencing on the first date following the end of the First Distribution Period and ending on the date on which the Performance Earnout in respect of the Second Earnout Period has in fact been paid in full, any amount of cash that may be distributed in accordance with applicable law and would not result in the amount of Stealth’s cash reserves to fall below the sum of $1,500,000; provided, no such cash distribution shall be a Permitted Cash Distribution unless not less than 10 business days prior written notice of such intended distribution shall have been given to the Sellers’ Committee together with evidence reasonably satisfactory to the Sellers’ Committee that such distribution (and the intended use thereof by Micronetics) will not impair the ability of Micronetics to thereafter pay, when due, the maximum amount of the Performance Earnouts that thereafter could become payable under this Agreement.

3.2 For purposes of this Agreement, a “Change of Control” of Buyer or Stealth, as the case may be (the “Relevant Company)”, shall mean and include any of the following:

(a) a merger or consolidation of the Relevant Company with or into any other corporation or other business entity (except one in which the holders of capital stock of the Relevant Company immediately prior to such merger or consolidation continue to hold at least a majority of the outstanding securities having the right to vote in an election of the Board of Directors (“Voting Stock”) of the surviving corporation, which exception shall not apply, however, if as a result of such merger on consolidation the persons who, immediately prior to such merger or consolidation, constituted the Relevant Company’s Board of Directors shall cease to constitute a least a majority of the members of such Board of Directors);

(b) a sale, lease, exchange or other transfer (in one transaction or a related series of transactions) of all or substantially all of the Relevant Company’s assets;

(c) the acquisition by any person or any group of persons (other than the Relevant Company, any of its direct or indirect subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Relevant Company or any of its direct or indirect subsidiaries) acting together in any transaction or related series of transactions, of such number of shares of the Relevant Company’s Voting Stock as causes such person, or group of persons, to own beneficially, directly or indirectly, as of the time immediately after such transaction or series of transactions, 50% or more of the combined voting power of the Voting Stock of the Relevant Company other than as a result of an acquisition of securities directly from the Company, or solely as a result of an acquisition of securities by the Relevant Company which by reducing the number of shares of the Voting Stock outstanding increases the proportionate voting power represented by the Voting Stock owned by any such person or group of persons to 50% or more of the combined voting power of such Voting Stock;

(d) a change in the composition of the Relevant Company’s Board of Directors following a tender offer or proxy contest, as a result of which persons who, immediately prior to such tender offer or proxy contest, constituted the Relevant Company’s Board of Directors shall cease to constitute at least a majority of the members of such Board of Directors;

(e) any liquidation, dissolution or winding up of a Relevant Company (whether voluntary or involuntary);

(f) David Robbins shall cease to be the Chief Executive Officer of Buyer, other than by reason of his death or the termination of his employment for “Cause” as defined in his employment agreement with Buyer, if any, or by reason of his election to terminate his employment with Buyer other than for “Good Reason”, as defined in his employment agreement with Buyer, if any; or

(g) Stephen N. Barthelmes Jr. shall be removed without cause as a director of Stealth.

4. Non-Competition and Non-Solicitation.

4.1 Each of Stephen N. Barthelmes Jr. and Brian E. Eggleston (the “Principal Stockholders”) agrees that, if Buyer has paid in full, when due (whether when originally scheduled to be due or upon acceleration in accordance with the provisions of Section 3 hereof) (the “Final Payment Date”), all Performance Earnout amounts, that become due and payable in accordance with the provisions of this Agreement, then, during the period commencing on the Final Payment Date and ending on that fifth (5th) anniversary of the Closing Date, he shall not:

(i) compete with Stealth by developing, producing, distributing, marketing, selling or assisting others to develop, produce, distribute or market or sell a product or service which is known by him as of March 31, 2007 to be competitive with the products or services of Stealth then existing or then reasonably expected by him to be sold by Stealth within the next succeeding 12-month period; nor, for the same period, for any reason, will he accept employment from or have any other professional relationship with any person, (“Person”) entity which is competitive with such products or services of Stealth; it being agreed that, in view of the global nature of Stealth’s business, the foregoing restrictions shall apply worldwide.

(ii) employ or solicit, or receive or accept the performance of any services by, any employee, consultant or contractor employed by and/or engaged by Stealth, or any such person whose employment or engagement with Stealth has terminated within the previous six (6) month period prior to March 31, 2007.

(iii) entice away or divert from Stealth any Person who is then a customer or supplier of, or provider of services to Stealth and who is known by him to have been a customer or supplier of, or provider of services to, Stealth at any time within twelve (12) months prior to March 31, 2007.

4.2 If any provision contained in this Section will for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Section, but this Section will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision will not construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction will construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as will be valid and enforceable under such applicable law. The Sellers acknowledge that the Buyer would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate the Buyer for any such breach. The Sellers agree that the Buyer will be entitled to injunctive relief requiring specific performance by the Sellers of this Section, and the Sellers consent to the entry thereof.

4.3 Time shall be of the essence with respect to the payment of the Earnout Amounts, including without limitation for the purpose of this Section 4.

4.4 An amount of consideration equal to the lesser of (i) $25,000 and (ii) the aggregate amount of Performance Earnout payments in fact received by a Principal Stockholder shall be allocated to the agreements of such Principal Stockholder under this Section 4. Such allocated amount shall be deemed paid from a portion of the Performance Earnout payments received by such Principal Stockholder, and shall not increase the total amount of consideration payable under this Agreement to such Principal Stockholder.

5. Miscellaneous Provisions

5.1 Parties in Interest. This Agreement is not intended, nor shall it be construed, to confer any enforceable rights on any Person not a party hereto. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

5.2 Attorneys’ Fees. In the event of any action to enforce any provision of this Agreement, or on account of any default under or breach of this Agreement, the substantially prevailing party in such action shall be entitled to recover, in addition to all other relief, from the other party all reasonable attorneys’ fees incurred by the substantially prevailing party in connection with such action (including, but not limited to, any appeal thereof).

5.3 Entire Agreement. This Agreement constitutes the final and entire agreement among the parties with respect to the subject matter hereof and supersedes all prior arrangements or understandings.

5.4 Notices. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the third day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier or (iv) by fax upon written confirmation (including the automatic confirmation that is received from the recipient’s fax machine) of receipt by the recipient of such notice:

If to Micronetics:	Micronetics, Inc.
26 Hampshire Drive
Hudson, NH 03051

Attention: Chief Executive Officer
Telephone No.: (603) 883-2900
Fax No.:

With copies to:

Morse, Barnes-Brown & Pendleton, P.C.
Reservoir Place
1601 Trapelo Road
Waltham, MA 02451
Attention: Lea B. Pendleton, Esq.
Telephone No.: (781) 622-5930
Fax No.: (781) 622-5933

If to the Sellers’ Committee:	To the address of each member at his address shown in the Stealth Disclosure Schedule

With copies to:

Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102
Attention: Brian S. Coven, Esq.
Telephone No.: (973) 643-7000
Fax No: (973) 643-6500

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 5.4.

5.5 Changes. The terms of this Agreement may not be modified or amended, or any provisions hereof waived, temporarily or permanently, except pursuant to the written agreement of Micronetics and the Sellers’ Committee.

5.6 Severability. If any term or provision of this Agreement or the application thereof as to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining terms and provisions of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

5.7 Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument. The execution and delivery of a Signature Page to Earnout Agreement in the form annexed to this Agreement by any party hereto who shall have been furnished the final form of this Agreement shall constitute the execution and delivery of this Agreement by such party.

5.8 Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

5.9 Governing Law; Consent to Jurisdiction. This Agreement will be governed by the internal law of the State of New Jersey. Legal proceedings relating to this Agreement or the transactions contemplated hereby that are commenced against the Buyer and/or Stealth or any Seller may be commenced only in the state or federal courts in New Jersey. Each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The foregoing provisions will not be construed to preclude any party from bringing a counter-claim in any action or proceeding properly commenced in accordance with the foregoing provisions. Process in any such action or proceeding may be served on any party anywhere in the world.

5.10 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, affiliates, successors and assigns.

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Signature Page to Earnout Agreement

Signature Page to Earnout Agreement

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

MICRONETICS, INC.		STEALTH MICROWAVE, INC.

By:	/s/ David Robbins	By:	/s/ David Robbins
	Name: David Robbins		Name: David Robbins
	Title: President		Title: Vice President

SELLERS:

/s/ Stephen N. Barthelmes Sr.
Stephen N. Barthelmes Sr.

/s/ Stephen N. Barthelmes Jr.
Stephen N. Barthelmes Jr.

/s/ Brian E. Eggleston
Brian E. Eggleston

/s/ Hilde Barthelmes
Hilde Barthelmes

/s/ Evelyn Hermann
Evelyn Hermann

/s/ Stanley Donatelli
Stanley Donatelli

/s/ Renee Donatelli
Renee Donatelli

/s/ Brian Mulroe
Brian Mulroe

/s/ David Campbell
David Campbell

Signature Page to Earnout Agreement

/s/ George E. Reitter
George E. Reitter /s/ Mark Kulon
Mark Kulon /s/ Iwona Kulon
Iwona Kulon /s/ Albania Hernandez-Chestaro
Albania Hernandez-Chestaro /s/ Lynda Fischer
Lynda Fischer /s/ Robert Tabor
Robert Tabor /s/ Thuy Ho
Thuy Ho /s/ Celso Valenzuela
Celso Valenzuela /s/ Christopher Harkins
Christopher Harkins /s/ Paul Segars
Paul Segars /s/ Larry Root
Larry Root

Signature Page to Earnout Agreement

SELLERS’ COMMITTEE: /s/ Stephen N. Barthelmes Sr.
Stephen N. Barthelmes Sr. /s/ Stephen N. Barthelmes Jr.
Stephen N. Barthelmes Jr. /s/ Brian E. Eggleston
Brian E. Eggleston

EXHIBIT A

EARNOUT TABLE

Percentage of Target	Actual Pre-Tax Income	Earnout Amount
2005
4/1/05-3/31/06
100%	$2,100,000	$1,800,000
95%	1,995,000	1,350,000
90%	1,890,000	1,170,000
85%	1,785,000	1,035,000
80%	1,680,000	900,000
75%	1,575,000	765,000
70%	1,470,000	630,000
65%	1,365,000	495,000

2006
4/1/06-3/31/07
100%	$2,350,000	$1,500,000
95%	2,232,500	1,125,000
90%	2,115,000	975,000
85%	1,997,500	862,500
80%	1,880,000	750,000
75%	1,762,500	637,500
70%	1,645,000	525,000
65%	1,527,500	412,500